Youlife Group Inc.

Youlife International Holdings Inc.

March 31, 2025

VIA EDGAR

Attention:

Ms. Valeria Franks

Mr. Adam Phippen

Ms. Kate Beukenkamp

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Youlife Group Inc. (CIK No. 0002028177) Youlife International Holdings Inc. (CIK No. 0002046376)
Registration Statement on Form F-4, as amended (File No. 333-285178)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 28, 2025, in which we request that the effective date for the Registration Statement on Form F-4 (File No. 333-285178) be accelerated to 5:00 p.m. Eastern Time on March 31, 2025 or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chief Executive Officer

Youlife International Holdings Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chief Executive Officer